UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eos Energy Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29415C101

(CUSIP Number)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 29415C101

1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,683,261 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,683,261 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,683,261 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 2,538,261 shares of common stock (“Public Shares”) of Eos Energy Enterprises, Inc. (the “Issuer”) held by Wood River Capital, LLC (“Wood River”) and (ii) 5,145,000 Public Shares issuable upon conversion of the Notes (as defined below) by Wood River.

On July 6, 2021, Spring Creek Capital, LLC (“Spring Creek”) entered into an investment agreement (the “Investment Agreement”) with the Issuer relating to the issuance and sale of $100,000,000 in aggregate principal amount of the Issuer’s 5%/6% Convertible Senior PIK Toggle Notes due 2026 (the “Notes”). The Notes were issued to Spring Creek on July 7, 2021. The Investment Agreement contemplated an ability to issue the Notes under an indenture to facilitate transferability. As permitted by the Investment Agreement, the Issuer reissued the Notes in an aggregate principal amount of $102,900,000, including $2,900,000 principal amount of the Notes representing interest previously paid in kind, pursuant to an indenture with Wilmington Trust, National Association, as trustee, dated as of April 7, 2022.

On May 2, 2022, Spring Creek transferred the Notes and 2,538,261 Public Shares to Wood River. No consideration was paid by Wood River to Spring Creek in connection with these transfers. The Notes are convertible into shares of the Issuer’s common stock at the holder’s option at any time until the business day prior to the maturity date, based on an initial conversion rate of 49.9910 shares per $1,000 principal amount of the Notes, subject to customary anti-dilution and other adjustments.

CUSIP: 29415C101

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,683,261 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,683,261 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,683,261 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 2,538,261 Public Shares of the Issuer held by Wood River and (ii) 5,145,000 Public Shares issuable upon conversion of the Notes by Wood River. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of Wood River. Beneficial ownership is presented excluding non-voting preferred equity securities.

CUSIP: 29415C101

Item 1(a). Name of Issuer: Eos Energy Enterprises, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 3920 Park Avenue, Edison, NJ 08820

Item 2(a). Name of Person Filing:

Wood River Capital, LLC (“Wood River”)

SCC Holdings, LLC (“SCC”)

KIM, LLC (“KIM”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (“KIGH”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common stock, par value $0.0001 per share (“Public Shares”).

Item 2(e).CUSIP No.: 29415C101.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 59,103,013 Public Shares deemed outstanding as of February 16, 2022, including 53,958,013 Public Shares outstanding as of February 16, 2022 as reported in the Form 10-K filed by the Issuer on February 25, 2022 and 5,145,000 Public Shares issuable upon conversion of the Notes.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Wood River by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Wood River. The filing of this Schedule 13G shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

CUSIP: 29415C101

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 29415C101

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022
Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

CUSIP: 29415C101

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement